

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

Robert J. Cera
President and Chief Executive Officer
Baylake Corp.
217 North Fourth Avenue
Sturgeon Bay, Wisconsin 54235

Re: Baylake Corp.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 1, 2011
File No. 1-16339

Dear Mr. Cera:

We have reviewed your filing and related documents and have the following comments. In one of these comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 12

1.   Noting the significant amount of MBS's held by the Bank, consider the need in future filings to discuss the risks regarding the types and locations of the underlying mortgages and their performance to date.

Regulatory oversight of us and the Bank has increased, page 18

2.   In future filings, please revise to disclose, in an appropriate section, the current status and the steps that have been taken in response to the agreements with the Federal Reserve and the State of Wisconsin Department of Financial Institutions.

Management's Discussion and Analysis of financial Condition and Results of Operation

Goodwill, page 46

3.   We note disclosure here and in note 1 to the consolidated financial statements (Goodwill and Other intangible Assets, page 64) regarding the extent of your goodwill impairment testing during 2010 (i.e. your use of a third party valuation firm, and that there was no impairment of your goodwill). Please confirm that you did not fail step one and tell us, and revise your future filings to disclose for each reporting period, the percentage by which the fair value of the reporting unit exceeded its carrying value as of the date of the most recent test.

Notes to Consolidated Financial Statements

Note 4 – Loans, page 73

4.   We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please provide comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU. Where comparative disclosures are not reasonably available, state as such in your filing.

5.   We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at 202-551-3452, or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel